Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form S-8 of LCI Industries and subsidiaries of our report dated February 28, 2018, with respect to the consolidated balance sheets of LCI Industries and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10‑K of LCI Industries and subsidiaries.
/s/ KPMG LLP
Chicago, Illinois
May 24, 2018